[LETTERHEAD OF A. M. CASTLE & CO.]

December 12, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Justin Dobbie
Ms. Sonia Bednarowski

Re:	A. M. Castle & Co. Registration Statement on Form S-1 File No. 333-221785

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM EST on Thursday, December 14, 2017, or as soon thereafter as is practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Eric Orsic at (312) 984-7617, or, in his absence, Bill Hadler at (312) 984-3689, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

A. M. CASTLE & CO.

By:	/s/ Marec E. Edgar

Name:	Marec E. Edgar
Title:	Executive Vice President,
General Counsel, Secretary
& Chief Administrative Officer

cc:	Eric Orsic McDermott Will & Emery LLP